Filed by Bowater Incorporated

Commission File No. 1-8712

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6(b)

Under the Securities Exchange Act of 1934

Subject Company: AbitibiBowater Inc.

Commission File No. 333-141428

Forward-Looking Statements

Any statements made regarding the proposed combination between Abitibi-Consolidated Inc. and Bowater Incorporated, the expected timetable for completing the combination, benefits or synergies of the combination, and other statements contained in the following excerpts that are not historical fact are forward-looking statements, that are based on management’s beliefs, certain assumptions and current expectations. These statements may be identified by the use of forward-looking terminology such as the words “expects,” “thinks,” “will,” “believes,” “anticipates” and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Abitibi-Consolidated and Bowater. Such statements include, but are not limited to, statements about the progress of various regulatory approvals and the likelihood that such approvals will be obtained, the timing of the transaction, the progress of the integration efforts, synergies and cost savings, future financial and operating results, Abitibi-Consolidated’s and Bowater’s plans, objectives, expectations and intentions, the markets for Abitibi-Consolidated’s and Bowater’s products, the future development of Abitibi-Consolidated’s and Bowater’s business, and the contingencies and uncertainties to which Abitibi-Consolidated and Bowater may be subject and other statements that are not historical facts. The following excerpts also include information that has not been reviewed by either company’s independent auditors. There is no assurance the combination contemplated in the following excerpts will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in the following excerpts are expressly qualified by information contained in each company’s filings with regulatory authorities.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required governmental or third party approvals of the combination on the proposed terms and schedule and without material concessions; the failure of Abitibi-Consolidated or Bowater shareholders to approve the combination; the exercise by a material percentage of Abitibi-Consolidated shareholders of their dissent rights; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other expected synergies from the combination may not be fully realized or may take longer to realize than expected; and disruption from the combination making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Abitibi-Consolidated’s and Bowater’s results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Abitibi-Consolidated and Bowater with the SEC and the Canadian securities regulatory authorities and available at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Neither Abitibi-Consolidated nor Bowater undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

In connection with the proposed combination, AbitibiBowater has filed and the Securities and Exchange Commission (SEC) has declared effective a registration statement on Form S-4, which includes a definitive proxy statement of Bowater, a prospectus of AbitibiBowater and a management information circular of Abitibi-Consolidated. Shareholders are urged to read the joint proxy statement/prospectus/management information circular regarding the proposed combination, and any other relevant documents filed or to be filed by Abitibi or Bowater, because they contain or will contain important information. Shareholders may obtain a free copy of the definitive joint proxy statement/prospectus/management information circular, as well as other filings containing information about Abitibi-Consolidated and Bowater, without charge, at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Copies of the definitive joint proxy statement/prospectus/management information circular and the filings with the SEC and the Canadian securities regulatory authorities that are or will be incorporated by reference in the definitive joint proxy statement/prospectus/management information circular can also be obtained, without charge, by directing a request to Abitibi-Consolidated, 1155 Metcalfe Street, Suite 800, Montréal, Québec, Canada H3B 5H2, Attention: Investor Relations Department, (514) 875-2160, or to Bowater, 55 E. Camperdown Way, Greenville, SC, USA, 29602, Attention: Investor Relations Department, (864) 282-9473.

Participants in the Solicitation

Abitibi-Consolidated, Bowater and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed combination. Information regarding Abitibi-Consolidated’s directors and executive officers is available in Abitibi-Consolidated’s Annual Information Form for the year ended December 31, 2006 filed on SEDAR by Abitibi-Consolidated on March 15, 2007 (which was filed with the SEC on March 15, 2007 on Form 40-F), and the management proxy circular with respect to Abitibi-Consolidated’s 2007 Annual Meeting of Shareholders filed by Abitibi-Consolidated on SEDAR on April 5, 2007 (which was filed with the SEC on April 5, 2007 on Form 6-K). Information regarding Bowater’s directors and executive officers is available in the Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC by Bowater on March 1, 2007, as amended by Amendment No. 1 filed with the SEC by Bowater on April 30, 2007, and in the definitive proxy statement with respect to Bowater’s 2007 Annual Meeting of Stockholders which is included in the registration statement on Form S-4 filed by AbitibiBowater on March 20, 2007, as amended, and is filed with the SEC on Schedule 14A. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus/management information circular and other relevant materials filed or to be filed with the SEC and the Canadian securities regulatory authorities.

EXPLANATORY NOTE

Set forth below are excerpts from the July 24, 2007 conference call held following the release of Bowater’s earnings for the second quarter of 2007. The following statements were made by David J. Paterson, Chairman, President and Chief Executive Officer of Bowater, and relate to the pending combination of Bowater and Abitibi-Consolidated Inc.

#    #    #

Excerpt 1

I’d like to review our progress from the proposed merger with Abitibi. As all of you know, in late January we announced our intentions to combine with Abitibi. We continue to expect that we will close this transaction in the third quarter. Shareholders will be voting this Thursday and on the regulatory front we continue to work closely with the US and Canadian regulators and are confident that all necessary regulatory approvals will be received.

We continue to believe strongly with the synergies we expect to achieve, AbitibiBowater will be better positioned to meet changing customer needs and compete more effectively in an increasingly global market. Last week we announced the executive management team for the new company. We have assembled a very talented team with many years of experience. This group has a diverse and impressive background. We are now in the process of assembling strong personnel in the next levels to ensure that we establish the right culture to address the needs of our customers in our new company. The new management team will be well positioned to deliver the $250 million of targeted synergies and to take the company to the next level of performance.

Currently, our leadership team is focused on planning for day-one integration. We are working diligently to ensure that every aspect of day-one is accounted for and that we will seamlessly deliver quality products, accept customer orders and process payments on an integrated basis without inconvenience to our customers or disruption to our business processes. Again, I am confident we are building the right culture to succeed.

Excerpt 2

Q – Mark Weintraub: If possible, give us any update on your sense of what you would expect to hear from the regulators.

A – David Paterson: We are actively engaged. I think both sides are working very diligently. I mean there is no issue per se. I just think these things take time. But it’s on the legal and their business point of view. We are fully engaged and we haven’t run into what I’ll call the show-stopper. So I guess from my experiences, you can’t say until you finalize the deal with the government and when they will have an announcement.

Excerpt 3

Q – Peter Ruschmeier: I wanted to follow-up I guess on the pending transaction to the extent you can comment. Would it be your expectation Dave that if you assume shareholders approve this transaction and you proceed that you would be in a position to move expeditiously on business decisions that you may want to make or is that an uncertainty as it relates to regulators?

A – David Paterson: I think we have not to-date been able to really look at any sort of post-transaction strategies or I mean just outside of what we can discuss or think about together. I think step one of course is making sure we have an operationally functional company in terms of the ability to ship, cut invoices, satisfy customers, pay employees, that type of thing. And then we have to form our new board and I think you are asking where we are on the strategy process and I would say that’s not been inside the rules of what we can discuss at this point so we have to start day one with a strategy process which I think will start by each company independently bringing their existing strategy and options to the table and starting the process. But it’s a day one event, not anything before day one.

Q – Peter Ruschmeier: Okay. But I guess I was asking in part is whether you felt the regulators might potentially introduce something to the transaction that would cause a delay, so understanding it takes time to bring the board together and make strategic decisions...

A – David Paterson: Do we have handcuffs, is that really the question?

Q – Peter Ruschmeier: Right.

A – David Paterson: I mean I guess from my understanding, our dealing in past transactions, generally the regulators like to have a clean upfront deal that doesn’t sort of trail post-closing in the sense whatever price, whatever their assets is going to be is going to be upfront and we deal with it and then you go, run the new company. That’s what I expect.

Excerpt 4

Q – Steven Chercover: Okay. One last one, you did mention the dividend in some of your recent materials that currently it’s a Bowater status quo but it’s – will be reviewed by the new board. Can you just tell us Dave what your philosophical view is on dividends?

A – David Paterson: Well, I think our board is supportive of the dividend even through these difficult times. We’ve listened to our investors and shareholders and I think by and large they support a continuation of the dividend policy, but – and that’s been true even when we had tough quarters like this one. It is clearly a matter for the new board to decide. As you know, Abitibi does not currently have a dividend and we do, so it’s clearly one of those board level decisions that will need to be addressed early on.